

18006715

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RMS

SEC
Mail Processing
Section

MAR 0 6 2018

Washington DC
408

SEC FILE NUMBER

8- 68324

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tykhe Securities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

69 Mount Vernon Street
_____
(No. and Street)

Boston   MA   02108
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Evan Schulman   617-519-4868
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LMHS, P.C.
_____
(Name – if individual, state last, first, middle name)

80 Washington Street   Norwell   MA   02061
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

BW

OATH OR AFFIRMATION

I, Evan Schulman _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Tykhe Securities, LLC _____ , as

of December 31, _____, 20 17 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

ASHLEY M. BEDARD
Notary Public
Commonwealth of Massachusetts
My Commission Expires November 11, 202?

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

Tykhe Securities, LLC
c/o Mr. Evan Schulman
69 Mount Vernon Street
Boston, Massachusetts 02108

Opinion on the Financial Statements
We have audited the accompanying statements of financial position of Tykhe Securities, LLC (a wholly owned subsidiary of Tykhe, LLC) (the "Company") as of December 31, 2017 and 2016, and the related statements of loss, member's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-15 under the Securities Exchange Act of 1934 and the related notes to the statements. In our opinion, the financial statements presently fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended December 31, 2017 and 2016, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Other Matter
The Supplemental Schedule of Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Tykhe Securities, LLC's (a wholly owned subsidiary of Tykhe, LLC) financial statements. The Supplemental Schedule of Computation of Net Capital is the responsibility of the entity's management. Our audit procedures included determining whether the Supplemental Schedule of Computation of Net Capital reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Schedule of Computation of Net Capital. In forming our opinion on the Supplemental Schedule of Computation of Net Capital, we evaluated whether the Supplemental Schedule of Computation of Net Capital, including its form and content, is presented in conformity with 17C.F.R.§240.17a-5. In our opinion, the Supplemental Schedule of Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.

We have served as the Company's auditor since 2014

Norwell, MA 02061
February 20, 2018

80 Washington Street, Building S,   280 Hillside Avenue, Suite 11,
Norwell, MA 02061 (781) 878-9111 www.lmhspc.com Needham, MA 02494 (781) 444-2550



TYKHE SECURITIES, LLC
(a wholly owned subsidiary of Tykhe, LLC)

Financial Statements
Years ended December 31, 2017 and 2016

TYKHE SECURITIES, LLC
(a wholly owned subsidiary of Tykhe, LLC)
Years ended December 31, 2017 and 2016

Contents

TYKHE SECURITIES, LLC
(a wholly owned subsidiary of Tykhe, LLC)

Statements of Financial Position
December 31, 2017 and 2016

ASSETS

	2017	2016
Assets:		
Cash	$ 12,178	$ 18,220
Total assets	$ 12,178	$ 18,220

LIABILITIES AND MEMBER'S EQUITY

	2017	2016
Liabilities	$ -	$ -
Member's equity:	12,178	18,220
Total liabilities and member's equity	$ 12,178	$ 18,220

TYKHE SECURITIES, LLC
(a wholly owned subsidiary of Tykhe, LLC)

Statements of Loss
Years Ended December 31, 2017 and 2016

	2017	2016
Revenues:	$ -	$ -
Operating expenses:		
Professional fees	8,505	7,225
Computer and internet	-	1,573
Licenses	-	2,274
Advertising	-	-
Insurance costs	1,037	-
Other fees and expenses	500	500
	10,042	11,572
Net loss	$ (10,042)	$ (11,572)

3

See notes to financial statements

TYKHE SECURITIES, LLC
(a wholly owned subsidiary of Tykhe, LLC)

Statements of Member's Equity
Years Ended December 31, 2017 and 2016

		2017		2016
Balance, beginning	$	18,220	$	10,792
Net loss		(10,042)		(11,572)
Member equity contribution		4,000		19,000
Balance, ending	$	12,178	$	18,220

TYKHE SECURITIES, LLC
(a wholly owned subsidiary of Tykhe, LLC)

Statements of Cash Flow
Years Ended December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities:		
Net loss	$ (10,042)	$ (11,572)
Adjustments to reconcile net loss to net cash used by operating activities:	-	-
Net cash used by operating activities	(10,042)	(11,572)
Cash flows from investing activities:	-	-
Cash flows from financing activities:		
Member's equity contribution	4,000	19,000
Net increase (decrease) in cash	(6,042)	7,428
Cash, beginning of year	18,220	10,792
Cash, end of year	$ 12,178	$ 18,220

5

See notes to financial statements.

1. Nature of business:

Tykhe Securities, LLC (the "Company") was formed on April 9, 2009 and is a wholly owned subsidiary of Tyke, LLC. The Company was formed for purposes of acting as a broker dealer on behalf of Tykhe, LLC via a licensing agreement between the Company and Tykhe, LLC (see Note 3).

The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of significant accounting policies:

Basis of accounting:

The Company uses the accrual basis of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Income taxes:

The Company is a "disregarded entity" for federal and state income tax purposes. As such, the Company's revenues and expenses are reported with tax filing of Tykhe, LLC. Tykhe LLC is treated as a partnership for federal and state income tax purposes. No provision for federal or state income taxes has been made by the Company as the individual members of Tykhe, LLC are responsible for any tax consequences of their respective shares of the Company's profit or loss.

The Company accounts for uncertainty with regard to income taxes in accordance with accounting principles generally accepted in the United States of America. Since the Company is not a tax paying entity for federal and state income tax purposes, there are no material unrecognized tax benefits or adjustments to liabilities or operations required as of December 31, 2017.

Tykhe, LLC's tax returns, which include Tykhe Securities, LLC, are subject to examination by the internal revenue service and state taxing authorities, although no such examinations have been initiated as of the date of our audit report.

2. **Summary of significant accounting policies: (Continued)**

Subsequent Events:

Subsequent events were evaluated through February 20, 2018, which is the date the financial statements were available to be issued.

3. **Related parties – licensing agreement:**

Tykhe, LLC has a patent on the securitization of sales or gross revenues through "Sales Participation Certificates". The Certificates are placed by a placement agent pursuant to a placement agency agreement between a placement agent and an issuer. An outside investor may acquire a Certificate pursuant to a subscription agreement between the Issuer and the investor.

Tykhe Securities, LLC (the "Company") has a non-exclusive, royalty free, license agreement with Tykhe, LLC to commercially exploit and use Tykhe, LLC's patented product for the purpose of selling securities, as defined in the agreement.

Through December 31, 2017, the Company has sold no securities.

4. **Commitments and contingencies:**

The Company has no commitments or contingencies that would require disclosure in the financial statements.

5. **Net capital:**

The Company will not receive any customer funds and securities and will not require the services of a clearing firm. Accordingly, pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, of $5,000 and will operate under a 15c3-3, exemption of the Customer Protection Rule. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017 and 2016, the Company had net capital of $12,178 and $18,220, respectively, exceeding the minimum net capital requirement of $5,000 for each year.

SUPPLEMENTARY INFORMATION

TYKHE SECURITIES, LLC
(a wholly owned subsidiary of Tykhe, LLC)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2017 and 2016

	2017	2016
Capital:		
Member's equity	$ 12,178	$ 18,220
Nonallowable assets:	-	-
Net capital before security haircuts	12,178	18,220
Security haircuts	-	-
Net capital	12,178	18,220
Minimum dollar net capital requirement	5,000	5,000
Excess net capital	$7,178	$13,220
Aggregate indebtedness	$ -	$ -
Ratio of aggregate indebtedness to net capital	$ -	$ -

TYKHE SECURITIES, LLC
(a wholly owned subsidiary of Tykhe, LLC)

Reconciliation of Net Capital Computation
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2017

A reconciliation of the net capital computation included herein with the unaudited net capital computation included in the FOCUS Report as of December 31, 2017 is as follows:

Unaudited net capital at December 31, 2017	$	12,178
Differences		-
Audited net capital at December 31, 2017	$	12,178





LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Tykhe Securities, LLC
c/o Mr. Evan Schulman
69 Mount Vernon Street
Boston, Massachusetts 02108

We have reviewed management's statements, included in the accompanying Tykhe Securities, LLC Exemption Report in which (1) Tykhe Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Tykhe Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Tykhe Securities, LLC stated that Tykhe Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Tykhe Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tykhe Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.
Norwell, Massachusetts

February 20, 2018

80 Washington Street, Building S,
Norwell, MA 02061 (781) 878-9111   www.lmhspc.com   280 Hillside Avenue, Suite 11,
Needham, MA 02494 (781) 444-2550



10

Tykhe Securities, LLC
69 Mount Vernon Street
Boston MA 02108

20 February 2018

Tykhe Securities, LLC claims an exemption under Rule 15c3-3 paragraph 15c3-3(k) (2)(i). The provisions of this rule shall not be applicable to a broker or dealer: Who, as an introducing broker or dealer clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of gg 240.17a-3 and 240, 17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

We are still in the start-up phase and to date we have had no customer transactions. Based on this Tykhe Securities, LLC has met the identified exemption provisions in paragraph (k) throughout the most recent fiscal year without exception.

Evan Schulman
Managing Member
617-519-4868

COMPUTATION AND RESERVE REQUIREMENT UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2017 and 2016

Tykhe Securities, LLC is exempt from the reserve requirements pursuant to SEC Rule 15c3-1 under paragraph (k) (2) (i).